Pricing Supplement To prospectus dated October 10, 2006, prospectus supplement dated November 13, 2006, product supplement AZ dated June 22, 2009, and underlying supplement 17 dated August 11, 2008	Pricing Supplement No. 705AZ Registration Statement No. 333-137902 Dated August 5, 2009 Rule 424(b)(2)

Structured Investments	Deutsche Bank $19,479,000 Autocallable Index Knock-Out Notes Linked to the Russell 2000® Index due May 17, 2010
General
•
The notes are designed for investors who seek early exit prior to maturity at a fixed Call Premium of 10.00% if, on any one of the Review Dates, the closing level of the Russell 2000® Index is at or above the Call Level and who also anticipate that the Index closing level will not decline by 19.00% or more from the Initial Index Level on any trading day during the Monitoring Period. Investors should be willing to forgo coupon and dividend payments and be willing to lose up to 100% of their initial investment if the Index closing level declines by 19.00% or more from the Initial Index Level on any trading day during the Monitoring Period. If the Index closing level does not decline from the Initial Index Level by 19.00% or more on any trading day during the Monitoring Period, investors have the opportunity to receive the greater of (a) the Index Return and (b) the Contingent Minimum Return, subject to the automatic call.

•	The first Review Date, and therefore the earliest date on which a call may be initiated, is August 17, 2009.
•	Senior unsecured obligations of Deutsche Bank AG, London Branch maturing May 17, 2010†.
•	Minimum purchase of $10,000. Minimum denominations of $1,000 (the “Face Amount”) and integral multiples thereof.
•	The notes priced on August 5, 2009 (the “Trade Date”) and are expected to settle on August 10, 2009.

Key Terms
Issuer:	Deutsche Bank AG, London Branch
Index:	The Russell 2000® Index (the “Index”)
Automatic Call:
If the Index closing level on any Review Date is greater than or equal to the Call Level, the notes will be automatically called for a cash payment, as described below payable on the Call Payment Date.

Call Level:	622.59, equal to 110.00% of the Initial Index Level for each Review Date.
Call Premium:	10.00%
Payment if Called:	For every $1,000 Face Amount, you will receive a payment equal to: $1,000 + ($1,000 x Call Premium)
Knock-Out Event:
A Knock-Out Event occurs if, on any trading day during the Monitoring Period, the Index closing level has decreased, as compared to the Initial Index Level, by a percentage equal to or greater than the Knock-Out Buffer Amount. Therefore, a Knock-Out Event will occur if the Index closing level is less than or equal to 458.45 on any trading day during the Monitoring Period.

Knock-Out Buffer Amount:	19.00%
Payment at Maturity:
If the notes are not automatically called, the return on the notes at maturity is linked to the performance of the Index and will depend on whether a Knock-Out Event has occurred and whether, and the extent to which, the Index Return is positive or negative.
•         If the notes are not automatically called and a Knock-Out Event has occurred, you will be entitled to receive a cash payment at maturity that will reflect the performance of the Index. Accordingly, your payment at maturity per $1,000 Face Amount will be calculated as follows:

$1,000 + ($1,000 x Index Return)

If the notes are not automatically called and a Knock-Out Event has occurred, you will lose some or all of your investment at maturity if the Final Index Level has declined from the Initial Index Level.

•         If the notes are not automatically called and a Knock-Out Event has not occurred, you will be entitled to receive a cash payment at maturity that will reflect the performance of the Index, subject to the Contingent Minimum Return. If a Knock-Out Event has not occurred, your payment at maturity per $1,000 Face Amount of notes will equal $1,000 plus the product of (a) $1,000 and (b) the greater of (i) the Index Return and (ii) the Contingent Minimum Return.

Index Return:
The performance of the Index from the Initial Index Level to the Final Index Level, calculated as follows:
Final Index Level – Initial Index Level
Initial Index Level
The Index Return may be positive or negative.

Contingent Minimum Return:	2.00%.
Monitoring Period:	The period from and excluding the Trade Date to and including the Final Valuation Date.
Initial Index Level:	565.99, the Index closing level on the Trade Date.
Final Index Level:	The Index closing level on the Final Valuation Date.
Review Dates†:	The first business day of each calendar week, commencing August 17, 2009 and ending on the Final Valuation Date.
Call Payment Date†:	3 business days following the applicable Review Date on which an automatic call occurs.
Final Valuation Date†:	May 12, 2010
Maturity Date†:	May 17, 2010
Listing:	The notes will not be listed on any securities exchange.
CUSIP:	2515A0 N9 0

†Subject to postponement in the event of a market disruption event as described in the accompanying product supplement under “Description of Securities – Market Disruption Events”
Investing in the notes involves a number of risks.  See “Risk Factors” beginning on page 6 of the accompanying product supplement and “Selected Risk Considerations” beginning on page 5 of this pricing supplement.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying underlying supplement, product supplement, the prospectus supplement and the prospectus.  Any representation to the contrary is a criminal offense.
	Price to Public(1)	Fees(2)	Proceeds to Issuer
Per note	$1,000.00	$7.50	$992.50
Total	$19,479,000.00	$128,070.00	$19,332,907.50
(1) Certain Fiduciary accounts will pay a purchase price of $992.50 per note, and the placement agents with respect to sales made to such accounts will forgo any fees.
(2) JPMorgan Chase Bank, N.A. and J.P. Morgan Securities Inc. will act as placement agents for the notes and will receive a fee from the Issuer of $7.50 per $1,000 Face Amount of notes, but will forgo any fees for sales to certain fiduciary accounts. The total fees represent the amount that the placement agents received from accounts other than such fiduciary accounts.
The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency. In addition, the notes are not guaranteed under the Federal Deposit Insurance Corporation’s Temporary Liquidity Guarantee Program.
CALCULATION OF REGISTRATION FEE
Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee
Notes	$19,479,000.00	$1,086.93
JPMorgan
Placement Agent
August 5, 2009

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this pricing supplement together with the prospectus dated October 10, 2006, as supplemented by the prospectus supplement dated November 13, 2006 relating to our Series A global notes of which these notes are a part, and the more detailed information contained in product supplement AZ dated June 22, 2009 and underlying supplement no. 17 dated August 11, 2008. You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

Product supplement AZ dated June 22, 2009:
http://www.sec.gov/Archives/edgar/data/1159508/000119312509134938/d424b21.pdf

Underlying Supplement 17 dated August 11, 2008:
http://www.sec.gov/Archives/edgar/data/1159508/000119312508173702/d424b21.pdf

Prospectus supplement dated November 13, 2006:
http://www.sec.gov/Archives/edgar/data/1159508/000119312506233129/d424b3.htm

Prospectus dated October 10, 2006:
http://www.sec.gov/Archives/edgar/data/1159508/000095012306012432/u50845fv3asr.htm

Our Central Index Key, or CIK, on the SEC website is 0001159508. As used in this pricing supplement, “we,” “us” or “our” refers to Deutsche Bank AG, including, as the context requires, acting through one of its branches.

This pricing supplement, together with the documents listed above, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before deciding to invest in the notes.

Deutsche Bank AG has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this pricing supplement relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that Deutsche Bank AG has filed with the SEC for more complete information about Deutsche Bank AG and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Deutsche Bank AG, any agent or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, product supplement and this pricing supplement if you so request by calling toll-free 1-800-311-4409.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer on the date the notes are priced.  We reserve the right to change the terms of, or reject any offer to purchase the notes prior to their issuance.  In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase.  You may also choose to reject such changes in which case we may reject your offer to purchase.

What is the Payment at Maturity on the Notes Assuming a Range of Performance for the Index?

The following table illustrates a range of hypothetical payments of the notes realized upon an automatic call on any Review Date or at maturity for a range of movements in the Index from 100% to -100%. The table and the examples below use the Initial Index Level of 565.99, a Call Level of 622.59, a Knock-Out Buffer Amount of 19.00% and a Contingent Minimum Return of 2.00%. The results set forth below are for illustrative purposes only and may not be the actual returns applicable to a purchaser of the notes. The numbers appearing in the table and the examples below have been rounded for ease of analysis.

If Not Automatically Called						If Automatically Called
Final Index Level	Index Return	If a Knock-Out Event Does Not Occur During the Monitoring Period		If a Knock-Out Event Does Occur During the Monitoring Period		Index Closing Level on any Review Date	Percentage of Index Appreciate/ Depreciation on any Review Date	Payment upon Automatic Call	Return on the Notes
		Payment at Maturity	Return on the Notes	Payment at Maturity	Return on the Notes
1,131.98	100.00%	N/A	N/A	N/A	N/A	1,131.98	100.00%	$1,100.00	10.00%
1,018.78	80.00%	N/A	N/A	N/A	N/A	1,018.78	80.00%	$1,100.00	10.00%
905.58	60.00%	N/A	N/A	N/A	N/A	905.58	60.00%	$1,100.00	10.00%
848.99	50.00%	N/A	N/A	N/A	N/A	848.99	50.00%	$1,100.00	10.00%
792.39	40.00%	N/A	N/A	N/A	N/A	792.39	40.00%	$1,100.00	10.00%
735.79	30.00%	N/A	N/A	N/A	N/A	735.79	30.00%	$1,100.00	10.00%
679.19	20.00%	N/A	N/A	N/A	N/A	679.19	20.00%	$1,100.00	10.00%
622.59	10.00%	N/A	N/A	N/A	N/A	622.59	10.00%	$1,100.00	10.00%
616.93	9.00%	$1,090.00	9.00%	$1,090.00	9.00%	616.93	9.00%	N/A	N/A
594.29	5.00%	$1,050.00	5.00%	$1,050.00	5.00%	594.29	5.00%	N/A	N/A
577.31	2.00%	$1,020.00	2.00%	$1,020.00	2.00%	577.31	2.00%	N/A	N/A
571.65	1.00%	$1,020.00	2.00%	$1,010.00	1.00%	571.65	1.00%	N/A	N/A
565.99	0.00%	$1,020.00	2.00%	$1,000.00	0.00%	565.99	0.00%	N/A	N/A
537.69	-5.00%	$1,020.00	2.00%	$950.00	-5.00%	537.69	-5.00%	N/A	N/A
509.39	-10.00%	$1,020.00	2.00%	$900.00	-10.00%	509.39	-10.00%	N/A	N/A
481.02	-15.00%	$1,020.00	2.00%	$850.00	-15.00%	481.02	-15.00%	N/A	N/A
464.11	-18.00%	$1,020.00	2.00%	$820.00	-18.00%	464.11	-18.00%	N/A	N/A
458.45	-19.00%	N/A	N/A	$810.00	-19.00%	458.45	-19.00%	N/A	N/A
452.79	-20.00%	N/A	N/A	$800.00	-20.00%	452.79	-20.00%	N/A	N/A
395.89	-30.00%	N/A	N/A	$700.00	-30.00%	395.89	-30.00%	N/A	N/A
339.59	-40.00%	N/A	N/A	$600.00	-40.00%	339.59	-40.00%	N/A	N/A
226.40	-60.00%	N/A	N/A	$400.00	-60.00%	226.40	-60.00%	N/A	N/A
113.20	-80.00%	N/A	N/A	$200.00	-80.00%	113.20	-80.00%	N/A	N/A
0.00	-100.00%	N/A	N/A	$0.00	-100.00%	0.00	-100.00%	N/A	N/A

The following examples illustrate how the Payments at Maturity set forth in the table above are calculated.

Example 1: The level of the Index increases from the Initial Index Level of 565.99 to a Final Index Level of 679.19 on a Review Date. Because the Index closing level on a Review Date of 679.19 is greater than the Call Level of 622.59, the notes are automatically called, and the investor receives a single payment of $1,100.00 per $1,000 Face Amount of notes on the Call Payment Date, calculated as follows:

$1,000 + ($1,000 x 10.00%) = $1,100.00

Example 2: The notes are not automatically called , a Knock-Out Event has not occurred, and the level of the Index increases from the Initial Index Level of 565.99 to a Final Index Level of 571.65. Because a Knock-Out Event has not occurred and the Index Return of 1.00% is less than the Contingent Minimum Return of 2.00%, the investor receives a Payment at Maturity of $1,020.00 per $1,000 Face Amount of notes, calculated as follows:

$1,000 + ($1,000 x 2.00%) = $1,020.00

Example 3: The notes are not automatically called, a Knock-Out Event has not occurred, and the level of the Index decreases from the Initial Index Level of 565.99 to a Final Index Level of 481.02. Because a Knock-Out Event has not occurred and the Index Return of -15.00% is less than the Contingent Minimum Return of 2.00%, the investor receives a Payment at Maturity of $1,020.00 per $1,000 Face Amount of notes, calculated as follows:

$1,000 + ($1,000 x 2.00%) = $1,020.00

Example 4: The notes are not automatically called, a Knock-Out Event has not occurred, and the level of the Index increases from the Initial Index Level of 565.99 to a Final Index Level of 594.29. Because a Knock-Out Event has not occurred and the Index Return of 5.00% is greater than the Contingent Minimum Return of 2.00%, the investor receives a Payment at Maturity of $1,050.00 per $1,000 Face Amount of notes, calculated as follows:

$1,000 + ($1,000 x 5.00%) = $1,050.00

Example 5: The notes are not automatically called, a Knock-Out Event has occurred, and the level of the Index decreases from the Initial Index Level of 565.99 to a Final Index Level of 509.39. Because a Knock-Out Event has occurred and the Index Return is -10.00%, the investor receives a Payment at Maturity of $900.00 per $1,000 Face Amount of notes, calculated as follows:

$1,000 + ($1,000 x -10.00%) = $900.00

Example 6: The notes are not automatically called, a Knock-Out Event has occurred, and the level of the Index increases from the Initial Index Level of 565.99 to a Final  Index Level of 571.65. Because a Knock-Out Event has occurred and the Index Return is 1.00%, the investor receives a Payment at Maturity of $1,010.00 per $1,000 Face Amount of notes, calculated as follows:

$1,000 + ($1,000 x 1.00%) = $1,010.00

Selected Purchase Considerations

•
APPRECIATION POTENTIAL – If not automatically called, the notes provide the opportunity to participate in the appreciation of the Index at maturity. If the notes are not automatically called and a Knock-Out Event has not occurred, in addition to the Face Amount, you will be entitled to receive at maturity at least the Contingent Minimum Return of 2.00% on the notes, or a minimum Payment at Maturity of $1,020.00 for every $1,000 Face Amount of notes. If a Knock-Out Event has occurred, you will be entitled to receive at maturity a return on the notes equal to the Index Return, whether positive or negative, subject to the automatic call. The return on your investment, whether at maturity or upon an automatic call, will not exceed 10.00%. Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

•
POTENTIAL EARLY EXIT WITH APPRECIATION AS A RESULT OF AUTOMATIC CALL FEATURE – While the original term of the notes is just over 9 months, the notes will be called before maturity if the Index closing level is at or above the Call Level on any Review Date and you will be entitled to a cash payment per $1,000 Face Amount equal to $1,000 plus $1,000 x the Call Premium of 10.00%, which represents the maximum gain on the notes.

•
RETURN LINKED TO THE PERFORMANCE OF THE RUSSELL 2000® INDEX – The return on the notes is linked to the Russell 2000® Index. The Russell 2000® Index is designed to track the performance of the small capitalization segment of the U.S. equity market. The Index measures the composite price performance of stocks of approximately 2,000 companies domiciled in the U.S. and its territories and consists of the smallest 2,000 companies included in the Russell 3000® Index. The Russell 2000® Index represents approximately 10% of the total market capitalization of the Russell 3000® Index. This is just a summary of the Russell 2000® Index. For more information on the Russell 2000® Index, including information concerning its composition, calculation methodology and adjustment policy, please see the section entitled “The Russell Indices – The Russell 2000 Index” in the accompanying underlying supplement no. 17 dated August 11, 2008.

•
CERTAIN TAX CONSEQUENCES – You should review carefully the section of the accompanying product supplement entitled "Certain U.S. Federal Income Tax Consequences," which contains the opinion of our special tax counsel, Davis Polk & Wardwell LLP, with respect to the tax consequences of an investment in the notes. Although the tax consequences of an investment in the notes are uncertain, based on that opinion we believe it is reasonable under current law to treat the notes as prepaid financial contracts for U.S. federal income tax purposes. Under this treatment, you should not be required to recognize taxable income prior to the maturity of your notes, other than pursuant to a sale or exchange, and your gain or loss on the notes should be short-term capital gain or loss.

If the Internal Revenue Service (the "IRS") were successful in asserting an alternative treatment for the notes, the timing and/or character of income on the notes might differ materially and adversely. We do not plan to request a ruling from the IRS, and no assurance can be given that the IRS or a court will agree with the tax treatment described in this pricing supplement and the accompanying product supplement. In December 2007, the Department of the Treasury ("Treasury") and the IRS released a notice requesting comments on various issues regarding the U.S. federal income tax treatment of "prepaid forward contracts" and similar instruments, which may include the notes. The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; and the degree, if any, to which income (including any mandated accruals) realized by non-U.S. holders should be subject to withholding tax. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect.

Under current law, the United Kingdom will not impose withholding tax on payments made with respect to the notes.

For a discussion of certain German tax considerations relating to the notes, you should refer to the section in the accompanying prospectus supplement entitled "Taxation by Germany of Non-Resident Holders."

We do not provide any advice on tax matters. Both U.S. and non-U.S. holders should consult their tax advisers regarding all aspects of the U.S.  federal tax consequences of investing in the notes (including possible alternative treatments and the issues presented by the December 2007 notice), as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Selected Risk Considerations

An investment in the notes involves significant risks.  Investing in the notes is not equivalent to investing directly in the Index or any of the component stocks of the Index.  These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement.

•
YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS – The notes do not guarantee any return of your investment. If the notes are not automatically called, the return on the notes at maturity is linked to the performance of the Index and will depend on whether, and the extent to which, the Index Return is positive or negative and whether or not a Knock-Out Event occurs during the Monitoring Period. If the Final Index Level is less than the Initial Index Level and a Knock-Out Event occurs during the Monitoring Period, your investment will be fully exposed to any decline in the Final Index Level as compared to the Initial Index Level. Any Payment at Maturity is subject to our ability to satisfy our obligations as they become due.

•
THE NOTES ARE SUBJECT TO OUR CREDITWORTHINESS – An actual or anticipated downgrade in our credit rating will likely have an adverse effect on the market value of the notes. The Payment at Maturity on the notes is subject to our creditworthiness.

•	THE NOTES DO NOT PAY COUPONS – Unlike ordinary debt securities, the notes do not pay coupons and do not guarantee any return of the initial investment at maturity.

•
THE PROTECTION PROVIDED BY THE KNOCK-OUT BUFFER AMOUNT MAY TERMINATE DURING THE TERM OF THE NOTES — The notes are subject to closing level monitoring. As a result, if the notes are not automatically called and the Index closing level on any trading day during the Monitoring Period declines from the Initial Index Level by the Knock-Out Buffer Amount of 19.00% or more, your investment will be fully exposed to any decline in the Final Index Level as compared to the Initial Index Level. You will be subject to this potential loss of your initial investment even if the Index subsequently increases such that the Final Index Level is less than the Initial Index Level by not more than the Knock-Out Buffer Amount of 19.00%.

•
YOUR ABILITY TO RECEIVE THE CONTINGENT MINIMUM RETURN MAY TERMINATE DURING THE TERM OF THE NOTES — If the notes are not automatically called and the Index closing level on any trading day during the Monitoring Period declines from the Initial Index Level by the Knock-Out Buffer Amount of 19.00% or more, you will not be entitled to receive the Contingent Minimum Return on the notes. Under these circumstances, you may lose some or all of your investment at maturity, and you will be fully exposed to any decline in the Final Index Level as compared to the Initial Index Level.

•
YOUR MAXIMUM GAIN ON THE NOTES IS LIMITED TO THE CALL PREMIUM — Because the Call Level is equal to 110.00% of the Initial Index Level, the maximum gain on the notes will be limited to the Call Premium of 10.00% regardless of the appreciation in the Index, which may be significant. Accordingly, if the notes are not automatically called, the return on your investment at maturity will always be less than 10.00%. Because the Index closing level at various times during the term of the notes could be higher than on the Review Dates and at maturity, you may receive a lower payment if called or at maturity, as the case may be, than you would have if you had invested directly in the Index.

•
CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY – While the Payment at Maturity described in this pricing supplement is based on the full Face Amount of your notes, the original issue price of the notes includes the agent’s commission and the cost of hedging our obligations under the notes through one or more of our affiliates.  As a result, the price at which Deutsche Bank (or its affiliates) will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you.  The notes are not designed to be short-term trading instruments.  Accordingly, you should be able and willing to hold your notes to maturity.

•
NO DIVIDEND PAYMENTS OR VOTING RIGHTS – As a holder of the notes, you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of stocks comprising the Russell 2000® Index would have.

•
LACK OF LIQUIDITY – The notes will not be listed on any securities exchange. Deutsche Bank (or its affiliates) intends to offer to purchase the notes in the secondary market but is not required to do so.  Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily.  Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which Deutsche Bank (or its affiliates) is willing to buy the notes.

•
POTENTIAL CONFLICTS – We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes.  In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes.

•
MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES – In addition to the closing levels of the Index during the Monitoring Period, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

•	likelihood of an automatic call;

•	whether the Index closing level has decreased, as compared to the Initial Index level, by more than the Knock-Out Buffer Amount;

•	the expected volatility of the Index;

•	the time to maturity of the notes;

•	the dividend rate on the common stocks underlying the Index;

•	interest and yield rates in the market generally;

•	geopolitical conditions and a variety of economic, financial, political, regulatory or judicial events; and

•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

•
THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF AN INVESTMENT IN THE NOTES ARE UNCLEAR – There is no direct legal authority regarding the proper U.S. federal income tax treatment of the notes, and we do not plan to request a ruling from the IRS. Consequently, significant aspects of the tax treatment of the notes are uncertain, and no assurance can be given that the IRS or a court will agree with the treatment described herein. If the IRS were successful in asserting an alternative treatment for the notes, the timing and/or character of income thereon might differ materially and adversely from the description herein. As described above under "Certain Tax Consequences," in December 2007, Treasury and the IRS released a notice requesting comments on various issues regarding the U.S. federal income tax treatment of "prepaid forward contracts" and similar instruments, which may include the notes. Any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. Both U.S. and non-U.S. holders should review carefully the section of the accompanying product supplement entitled "Certain U.S. Federal Income Tax Consequences," and consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the notes (including possible alternative treatments and the issues presented by the December 2007 notice), as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Use of Proceeds and Hedging

Part of the net proceeds we receive from the sale of the notes will be used in connection with hedging our obligations under the notes through one or more of our affiliates.  The hedging or trading activities of our affiliates on or prior to the Trade Date and on the Review Dates could adversely affect the value of the Index and, as a result, could decrease the amount you may receive on the notes at maturity.

Historical Information

The following graph sets forth the historical performance of the Russell 2000® Index based on the daily Index closing levels from August 5, 1999  through August 5, 2009.  The Index closing level on August 5, 2009 was 565.99.  We obtained the Index closing levels below from Bloomberg, and we have not participated in the preparation of, or verified, such information. The price source for determining the Final Index Level will be the Bloomberg page “RTY” or any successor page.

The historical levels of the Index should not be taken as an indication of future performance, and no assurance can be given as to the Index closing level on any trading day during the Monitoring Period, any Review Date or the Final Valuation Date.  We cannot give you assurance that the performance of the Index will result in the return of any of your initial investment.

Supplemental Plan of Distribution

JPMorgan Chase Bank, N.A. and J.P. Morgan Securities Inc. will act as placement agents for the notes and will receive a fee from the Issuer of $7.50 per $1,000 Face Amount of notes, but will forgo any fees for sales to certain fiduciary accounts. The total fees represent the amount that the placement agents received from accounts other than such fiduciary accounts.